SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2001

ULTRAPAR PARTICIPAÇÕES S.A.

(Exact name of Registrant)

ULTRAPAR HOLDINGS INC.

(Translation of Registrant's Name into English)

Avenida Brigadeiro Luiz Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01350-900

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   _**X**_   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No _**X**_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ULTRAPAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

ITEM	SEQUENTIAL PAGE NUMBER
1. Press Release dated October 23, 2001	3
2. Report of Independent Accountants on Audited Financial Information At And For The Quarter Ended September 30, 2001	24
3. Relevant Notice	62



FOR IMMEDIATE RELEASE
ULTRAPAR PARTICIPAÇÕES S.A.

São Paulo, Brazil, October 23, 2001 – ULTRAPAR PARTICIPAÇÕES S.A. (NYSE: UGP/BOVESPA:UGPA4) announces results for the period ended on September 30, 2001.

- **ULTRAPAR'S 3Q01 EBITDA GREW 36% YoY TO R$116 MILLION**
- **NET INCOME TOTALED R$47 MILLION IN 3Q01; 32% HIGHER THAN 3Q00;**
- **NET SALES INCREASED 26% COMPARED TO 3Q00.**

"We are pleased to announce the results for the third quarter of 2001, especially within a turbulent international context , which has significantly impacted the performance of a great number of companies. Each quarter Grupo Ultra has demonstrated the competitive advantages of its businesses. In September we distributed a relevant dividend to shareholders. The Group's strategy will always be to evaluate investment opportunities that guarantee the company's continued growth by balancing investments and dividends to ensure value creation for our shareholders."

Paulo G. A. Cunha - *CEO*

In millions of R$, except Earnings per Share data	3Q01	3Q00	*D (%) 3Q01x3Q00*	9M01	9M00	*D (%) 9M01x9M00*
Net Sales	618	492	*26%*	1,693	1,386	*22%*
Gross Profit	171	128	*34%*	430	366	*18%*
EBITDA	116	86	*36%*	282	239	*18%*
Net Income	47	36	*32%*	107	105	*2%*
Earnings Per 1,000 Shares	0.89	0.67	*32%*	2.02	1.98	*2%*



Consolidated Earnings - Ultrapar

Ultrapar, a company engaged in LPG distribution, chemical and petrochemical production, as well as transportation and storage of related products, reported the following results for the third quarter of 2001:

Consolidated net sales totaled R$ 617.8 million in 3Q01, an increase of 26% when compared to 3Q00, and 9% when compared to 2Q01. In the first nine months of 2001 consolidated net sales totaled R$ 1,693.2 million, 22% higher than the same period in 2000. This increase in sales is a result of investments made in recent years as well as the proper positioning of the businesses.

EBITDA reached R$ 116.0 million in 3Q01 – the highest in Ultrapar's history – 36% greater than the EBITDA recorded in the same period of 2000, and 20% higher than 2Q01. Both Ultragaz and Oxiteno achieved record EBITDA in 3Q01 of R$ 52.4 million and R$ 55.8 million, respectively. Consolidated EBITDA during the first nine months of 2001 totaled R$ 282.1 million, an increase of 18% compared to the same period in 2000.

After having distributed R$ 190 million of Extraordinary Dividends on September 28, 2001, the Company's cash position at the close of 3Q01 was R$ 736.0 million, of which R$ 399.1 million was held in U.S. dollar-indexed assets and foreign exchange hedge instruments. Total debt was R$ 496.6 million, and the debt denominated in US dollars amounted R$ 312.5 million, including Advances on Foreign Exchange Contracts (ACCs). Ultrapar' s net cash position at the end of the quarter was R$ 239.4 million, and 100% of its debt denominated in US dollars was hedged against currency devaluation.

Consolidated net income for 3Q01 was the highest in the company's history - R$ 47.0 million, – an increase of 32% compared to 3Q00 and 16% compared to 2Q01. For the first nine months of 2001, net income totaled R$ 107.3 million compared to R$ 104.9 million in the same period of 2000.

Investments (CAPEX) during 3Q01 totaled R$ 56.4 million, and were allocated to the following areas:

- R$ 39.3 million at Ultragaz, primarily directed to the expansion of the non-residential business segment (UltraSystem), as well as for the acquisition of new cylinders for replacement and for the new filling plants;

- R$ 15.2 million at Oxiteno, where investments were made to expand production capacity of ethanolamines at the Camaçari plant and towards automation of industrial facilities;

- R$ 2.0 million at Ultracargo, mainly towards the maintenance of the fleet of trucks and tanks.

ULTRAPAR



EBITDA reached R$116.0 million - the highest in Ultrapar's history.

ULTRAGAZ

A distributor of LPG in Brazil since 1937 Ultragaz has been one of the leaders in the Brazilian market since its foundation, and currently serves the residential, commercial and industrial segments. Currently Ultragaz is the second largest LPG distributor in Brazil, and the tenth largest in the world.

In the residential segment, which is served by 13 kg gas cylinders, demand is driven essentially by the number of households. The non-residential segment, which utilizes 45 to 190 kg gas cylinders and 300 kg to 60 ton tanks, continues to present significant growth potential as a result of the opportunities arising from the substitution of other energy sources by LPG in various applications.

LPG consumption in the Brazilian market fell 2% when comparing both the third quarters of 2001 and 2000 as well as the nine month periods. This reduction in consumption was mainly due to conversions of industrial consumers to natural gas, which is expected to drop in 2002, as most of the conversions were made during 2000 and 2001.

Despite lower overall market consumption, sales volume for Ultragaz grew 5% in 3Q01 compared to 3Q00 and 4% in the nine-month period compared to 2000. Such growth enabled Ultragaz to guarantee the position of second-largest LPG distributor in Brazil as of 2Q01, which was further consolidated during the third quarter of 2001. Currently, Ultragaz maintains a 19.4% market share for LPG distribution in Brazil.

Volume (thousands of tons)	3Q01	3Q00	Change 3Q01X3Q00	9M01	9M00	Change 9M01X9M00
Residential	**217.2**	**202.5**	**7%**	**613.9**	**595.1**	**3%**
Non-residential	**136.6**	**133.3**	**2%**	**394.9**	**375.7**	**5%**
Total Volume	**353.8**	**335.8**	**5%**	**1,008.8**	**970.8**	**4%**
Average Price (R$/ton)	1,051.3	895.6	17%	998.2	843.7	18%
Market Share*	19.4%	18.4%		19.4%	18.4%	

Source: Sindigás

In the residential segment Ultragaz's strategy focuses on expanding its geographic presence through the building of new filling plants. In the last twelve months , three new filling plants started operations: one in Goiás, one in Ceará, and one in Rio de Janeiro. A significant part of the 7% sales volume growth in 3Q01 compared to 3Q00 is attributed to higher sales volume in the Southeast, Northeast and Mid-west regions.

In the non-residential segment, where sales are mainly directed to the commercial and industrial sectors, Ultragaz has continued to expand its market presence through UltraSystem, which serves primarily the commercial segment. With new installations in apartment buildings, hotels and restaurants resulting from conversions from other energy sources to LPG, sales volume in this market increased by 12,800 ton in 3Q01 compared to 3Q00, leading to a growth of 2% in the non-residential segment, despite the loss of industrial clients to natural gas.

Ultragaz believes that the growth potential for the segment served by Ultrasystem is still significant, mainly due to the competitiveness of LPG compared to other energy sources. Electric energy rationing in Brazil has presented numerous opportunities for LPG as an energy substitute.



**Growth in sales volume per segment
(index: 100 = 1H97)**



* Values from 3Q01 multiplied by 2

Ultragaz's net sales reached R$ 373.8 million in 3Q01, an increase of 23% compared to 3Q00 and 9% compared to 2Q01. In the first nine months of 2001, net sales reached R$ 1,015.9 million, an increase of 23% compared to the first nine months of 2000.

Cost of goods sold in 3Q01 increased 24% when compared to 3Q00, and 5% compared to 2Q01. When comparing the nine-month periods of 2001 and 2000, the increase in COGS was 26%, as a result of the alignment of domestic LPG price with international prices implemented by Petrobras. At the close of 3Q00, the LPG price in the domestic market was 32% below the international price (reference: Mont Belvieu). At the close of 3Q01, this difference was only 10%. In October 2001 Petrobras implemented an increase in the LPG ex-refinery price of 4.08%, effective October 5, 2001. Even with this price increase, the difference between domestic and international prices remains at10%.

Ultragaz's operating expenses increased to R$ 47.2 million in 3Q01, from R$ 37.5 million in 3Q00, mainly due to depreciation expenses, which increased by R$5.6 million, as a result of some investments previously realized that reached their maturity. Selling expenses increased by R$3.2 million during the quarter, due in part to higher sales volume as well as to higher freight expenses as a result of supply problems in certain regions of the country.

EBITDA in 3Q01 reached a record of R$ 52.4 million, 19% higher than the R$ 43.9 million registered in 3Q00 and 29% higher than in 2Q01. In the first nine months of 2001, EBITDA reached R$ 119.8 million, 10% greater than the same period in 2000.

Quarterly evolution



OXITENO

Oxiteno is the sole Brazilian producer of Ethylene Oxide and its main derivatives, as well as a large producer of specialty chemicals. Oxiteno's products are used throughout many growing industrial sectors, including polyester, PET packaging, paints, cosmetics and detergents.

Although Oxiteno sells a large portion of its commodities and specialty chemicals in the Brazilian market, the company also exports a substantial portion of its production to over 35 countries in Asia, Europe, North America and Mercosul.

In 3Q01, Oxiteno's sales volume reached 113,200 tons, 8% higher than in 3Q00. Domestic market sales grew 6% due to the higher sales volume in the polyester, cosmetics & detergents, resins and agrochemicals segments. In the export market, higher sales of glycols to Asia contributed to the 11% increase in sales volume in 3Q01 compared to 3Q00.

Volume (thousands of tons)	3Q01	3Q00	Change 3Q01 X 3Q00	9M01	9M00	Change 9M01 X 9M00
Domestic	66.3	62.4	6%	201.5	179.5	12%
Exports	46.9	42.4	11%	141.5	144.5	(2%)
Total Sales Volume	113.2	104.8	8%	343.0	324.0	6%
Average Price (R$/ton)	2,000.6	1,633.8	22%	1,824.3	1,570.2	16%

The 15.9% currency devaluation during 3Q01 made Oxiteno's products more competitive both in export markets as well as in the domestic market, where the company competes with imported products. Net sales totaled R$ 226.5 million in 3Q01, 32% higher than in 3Q00 and 11% higher compared to 2Q01. In the first nine months of 2001, net sales for Oxiteno totaled R$ 625.7 million, 23% higher than the R$ 508.7 million in the same period of 2000.

Cost of goods sold increased 21% compared to 3Q00, and variable costs, which were directly impacted by the currency valuation during the period, increased 25% between 3Q00 and 3Q01. The proportionally lower increase in variable costs compared to the increase in net sales resulted in an expansion in gross margin from 28% to 34%.

Oxiteno's operating expenses increased 23% compared to 3Q00, due mainly to the higher selling expenses related to greater export volumes and to the higher exchange rate, which impacts international freight costs.

EBITDA totaled R$ 55.8 million in 3Q01, a quarterly record for Oxiteno, which was 66% higher than in 3Q00 and 20% higher than in 2Q01. In the first nine months of 2001, Oxiteno's EBITDA reached R$ 138.1 million, an increase of 30% compared to the same period in 2000, mainly due to the improved sales mix and gross margin.



Quarterly evolution

ULTRACARGO

Through its subsidiaries Transultra and Tequimar, Ultracargo is one of the leaders in integrated, inter-modal transportation services for the chemical, petrochemical and LPG sectors in Brazil. Transultra, the subsidiary operating in the transportation segment, operates a fleet of trucks and provides transportation services to LPG distributors and to the chemical industry. Tequimar is the subsidiary engaged in storage services and accounts for 75% of the storage capacity at the Aratu Terminal (Bahia), which serves the largest petrochemical complex in South America.

Net sales for Ultracargo totaled R$ 26.1 million in 3Q01, an increase of 8% when compared 3Q00. This growth is a result of strong transportation and storage sales in the northeast region, with record volumes registered by Tequimar in Aratu. In the first nine months of 2001, net sales reached R$ 76.5 million, an increase of 9% compared to the same period of 2000.

Cost of services rendered in 3Q01 grew 8% compared to 3Q00, due to increase in the prices of Ultracargo's main inputs, mainly at Transultra, partially due to the increase in fuel prices and in part due to the utilization of third-party vehicles.

EBITDA for Ultracargo in 3Q01 was R$ 6.8 million, 7% lower than the same period last year. EBITDA in the first nine months of 2001 was 2% greater than in the first nine months of 2000.

Quarterly evolution



Note: **As of the 1Q01 earnings release the Financial Statements for Transultra and Tequimar are consolidated into Ultracargo Participações.**

All financial information has been prepared in accordance with Brazilian GAAP and is based on corporate law accounting. All figures are given in Brazilian Reais (except values on page 17, which are expressed in US dollars, and were converted based on the average commercial exchange rates for the corresponding periods.

For further information, please contact:

Ana Paula Santoro Coria
Ultrapar Participações S.A.
(55 11) 3177-6142
asantoro@ultra.com.br
www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN		
	SEP 2001	SEP 2000	JUN 2001
ASSETS			
Cash and marketable securities	736.0	804.1	893.0
Trade accounts receivable	176.1	141.4	173.9
Inventories	85.1	79.9	82.2
Other	128.1	85.7	109.8
Total Current Assets	1,125.3	1,111.1	1,258.9
Investments	85.9	80.5	86.1
Property, plant and equipment	709.1	714.0	694.1
Deferred charges	62.1	40.7	58.9
Other long term assets	41.3	35.0	41.8
Total Long Term Assets	898.4	870.2	880.9
TOTAL ASSETS	**2,023.7**	**1,981.3**	**2,139.8**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Loans	199.6	114.7	226.5
Suppliers	111.0	69.2	89.1
Salaries and related contributions	47.2	42.9	39.4
Taxes	10.3	14.1	11.3
Other accounts payable	15.9	16.2	28.5
Total Current Liabilities	384.0	257.1	394.8
Loans	297.0	276.4	287.3
Deferred income tax	27.2	34.3	23.6
Other long term liabilities	81.6	64.1	75.5
Total Long Term Liabilities	405.8	374.8	386.4
TOTAL LIABILITIES	**789.8**	**631.9**	**781.2**
STOCKHOLDERS' EQUITY			
Capital	433.9	433.9	433.9
Revalution reserve	27.5	49.4	28.1
Revenue reserves	131.0	224.9	256.0
Retained earnings	204.9	199.5	222.4
Total Stockholders' Equity	797.3	907.7	940.4
Minority Interests	436.6	441.7	418.2
TOTAL STOCKHOLDERS' EQUITY & M.I.	**1,233.9**	**1,349.4**	**1,358.6**
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	**2,023.7**	**1,981.3**	**2,139.8**
Cash	736.0	804.1	893.0
Debt	496.6	391.2	513.8
Net cash (debt)	239.4	412.9	379.2

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED	
	SEP 2001	SEP 2000	JUN 2001	SEP 2001	SEP 2000
Net sales	617.8	491.9	565.2	1,693.2	1,386.0
Cost of goods sold	(447.3)	(364.2)	(421.4)	(1,263.3)	(1,020.5)
Gross profit	170.5	127.7	143.8	429.9	365.5
Operating expenses					
Selling	(29.3)	(22.9)	(26.5)	(80.4)	(69.4)
General and administrative	(33.7)	(30.9)	(33.2)	(98.1)	(93.4)
Depreciation and amortization	(17.9)	(12.1)	(15.7)	(47.7)	(33.5)
Other operating results	(0.6)	0.6	11.8	12.4	3.5
Income before equity and financial results	89.0	62.4	80.2	216.1	172.7
Financial results					
Financial income	74.7	32.3	36.3	150.3	99.6
Financial expenses	(68.9)	(17.3)	(36.6)	(144.3)	(44.4)
Taxes on financial activities	(7.8)	(5.2)	(6.7)	(20.9)	(15.5)
Equity in earnings (losses) of affiliates					
Affiliates	0.6	2.5	(1.0)	0.9	6.6
Benefit of tax holidays	7.9	8.4	7.1	21.0	23.2
Non-operating income (expense)	(10.6)	(0.7)	(2.4)	(14.4)	(3.1)
Income before taxes	84.9	82.4	76.9	208.7	239.1
Social contribution and income tax	(16.0)	(26.6)	(16.6)	(46.1)	(74.0)
Income before minority interest	68.9	55.8	60.3	162.6	165.1
Minority interest	(21.9)	(20.2)	(19.9)	(55.3)	(60.2)
Net Income	47.0	35.6	40.4	107.3	104.9
EBITDA	116.0	85.6	96.3	282.1	239.1
Depreciation and amortization	27.0	23.2	24.8	74.7	66.4
Investments	56.4	44.8	57.3	162.0	136.0
RATIOS					
Earnings / 1000 shares	0.89	0.67	0.76	2.02	1.98
Net debt / Stockholders' equity	Na	Na	Na		
Net debt / LTM EBITDA	Na	Na	Na		
Net interest expense / EBITDA	0.02	Na	0.07	0.05	Na
Operating margin	14%	13%	14%	13%	12%
EBITDA margin	19%	17%	17%	17%	17%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - corporate law

	SEP	
	2001	**2000**
Cash Flows from operating activities	**320.7**	**217.2**
Net income	107.3	104.8
Minority interest	55.3	60.2
Depreciation and amortization	74.6	66.4
Working capital	(34.1)	(49.7)
Financial expenses (A)	107.8	16.1
Other	9.7	19.3
Cash Flows from investing activities	**(169.2)**	**(125.1)**
Additions to property, plant, equipment and deferred charges	(162.0)	(130.5)
Disposals of permanent assets	4.0	3.8
Acquisition of minority interests (including treasury shares)	(13.8)	(1.5)
Dividends received from affiliates	1.3	-
Other	1.3	3.1
Cash Flows from financing activities	**(277.7)**	**(144.5)**
Short term debt, net	10.7	(84.4)
Issuances	12.0	37.4
Debt payments	(59.4)	(50.5)
Related companies	(1.6)	(1.3)
Dividends paid (B)	(240.2)	(47.8)
Other	0.9	2.1
Net increase (decrease) in cash and cash equivalents	**(126.3)**	**(52.5)**
Cash and cash equivalents at the beginning of the period	**862.3**	**856.6**
Cash and cash equivalents at the end of the period	**736.0**	**804.1**
Supplemental disclosure of cash flow information		
Cash paid for interest (C)	25.4	26.4
Cash paid for taxes on income (C)	14.0	36.2
Supplier financing of acquisition of property, plant and equipment	-	5.5

(A) Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B) Including dividends paid by Ultrapar and its subsidiaries.
(C) Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN		
	SEP	SEP	JUN
	2001	2000	2001
ASSETS			
Cash, marketable securities and related parties	152.4	133.5	127.6
Trade accounts receivable	93.1	76.0	95.5
Inventories	14.8	20.7	14.8
Other	68.3	51.3	62.8
Total Current Assets	328.6	281.5	300.7
Investments	1.3	1.8	1.5
Property, plant & equipment	338.2	280.2	325.8
Deferred charges	61.6	35.6	55.4
Other long term assets	20.0	15.3	22.7
Total Long Term Assets	421.1	332.9	405.4
TOTAL ASSETS	**749.7**	**614.4**	**706.1**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Loans	46.2	31.1	40.9
Suppliers	50.9	42.0	45.3
Salaries and related contributions	22.4	20.8	20.9
Taxes	1.5	4.7	1.7
Other accounts payable	2.9	3.4	3.3
Total Current Liabilities	123.9	102.0	112.1
Loans and related parties	403.7	279.6	384.8
Deferred income tax	-	3.5	-
Other long term liabilities	38.0	32.8	36.4
Total Long Term Liabilities	441.7	315.9	421.2
TOTAL LIABILITIES	**565.6**	**417.9**	**533.3**
STOCKHOLDERS' EQUITY			
Capital	42.4	41.1	42.4
Revaluation reserve	23.3	24.1	23.5
Revenue reserves	47.6	34.5	47.6
Retained earnings	45.6	70.4	36.3
Total Stockholders' Equity	158.9	170.1	149.8
Minority Interests	25.2	26.4	23.0
TOTAL STOCKHOLDERS' EQUITY & M.I.	**184.1**	**196.5**	**172.8**
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	**749.7**	**614.4**	**706.1**
Cash and related parties	152.4	133.5	127.6
Debt and related parties	449.9	310.7	425.7
Net cash (debt)	(297.5)	(177.2)	(298.1)

ULTRAGAZ PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED	
	SEP 2001	SEP 2000	JUN 2001	SEP 2001	SEP 2000
Net sales	373.8	304.1	343.4	1,015.9	828.4
Cost of goods sold	(291.8)	(234.8)	(276.6)	(816.4)	(646.0)
Gross profit	82.0	69.3	66.8	199.5	182.4
Operating expenses					
Selling	(17.3)	(14.1)	(14.2)	(45.3)	(37.9)
General and administrative	(13.2)	(12.3)	(12.6)	(36.6)	(37.3)
Depreciation and amortization	(16.7)	(11.1)	(14.6)	(44.4)	(30.2)
Other operating results	0.9	1.0	0.5	2.2	1.8
Income before equity and financial results	35.7	32.8	25.9	75.4	78.8
Financial results					
Financial income	20.8	1.8	(0.6)	22.5	5.3
Financial expenses	(34.4)	(10.8)	(20.4)	(76.9)	(26.4)
Taxes on financial activities	(4.2)	(2.6)	(3.2)	(10.0)	(6.8)
Equity in earnings (losses) of affiliates					
Affiliates	-	-	-	-	-
Benefit of tax holidays	0.8	1.0	-	0.8	3.1
Non-operating income (expense)	(2.6)	(0.7)	(2.1)	(6.3)	(2.8)
Income before taxes	16.1	21.5	(0.4)	5.5	51.2
Social contribution and income tax	(4.8)	(7.2)	2.6	1.1	(16.0)
Income before minority interest	11.3	14.3	2.2	6.6	35.2
Minority Interest	(2.2)	(2.8)	(1.0)	(3.2)	(6.4)
Net Income	9.1	11.5	1.2	3.4	28.8
EBITDA	52.4	43.9	40.5	119.8	109.0
Depreciation and amortization	16.7	11.1	14.6	44.4	30.2
Investments	39.3	31.6	43.9	120.5	86.2
RATIOS					
Operating margin	10%	11%	8%	7%	10%
EBITDA margin	14%	14%	12%	12%	13%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN		
	SEP	SEP	JUN
	2001	2000	2001
ASSETS			
Cash, marketable securities and related parties	489.4	340.4	480.0
Trade accounts receivable	71.6	57.7	69.7
Inventories	69.3	58.2	66.3
Other	36.5	24.5	34.4
Total Current Assets	666.8	480.8	650.4
Investments	100.3	89.3	99.2
Property, plant & equipment	295.8	357.5	292.5
Deferred charges	3.0	8.0	6.2
Other long term assets	11.7	10.3	9.6
Total Long Term Assets	410.8	465.1	407.5
TOTAL ASSETS	**1,077.6**	**945.9**	**1,057.9**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Loans	148.5	78.2	179.4
Suppliers	55.9	25.0	41.3
Salaries and related contributions	20.9	18.9	15.3
Taxes	5.2	3.7	5.2
Other accounts payable	12.8	12.8	11.8
Total Current Liabilities	243.3	138.6	253.0
Loans and related parties	74.5	95.3	78.2
Deferred income tax	27.2	30.9	23.6
Other long term liabilities	24.2	17.9	21.8
Total Long Term Liabilities	125.9	144.1	123.6
TOTAL LIABILITIES	**369.2**	**282.7**	**376.6**
STOCKHOLDERS' EQUITY			
Capital	300.0	295.4	300.0
Revaluation reserve	8.4	60.0	8.8
Revenue reserves	222.4	145.2	222.4
Retained earnings	166.2	151.0	138.7
Total Stockholders' Equity	697.0	651.6	669.9
Minority Interests	11.4	11.6	11.4
TOTAL STOCKHOLDERS' EQUITY & M.I.	**708.4**	**663.2**	**681.3**
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	**1,077.6**	**945.9**	**1,057.9**
Cash and related parties	489.4	340.4	480.0
Debt and related parties	223.0	173.5	257.6
Net cash (debt)	266.4	166.9	222.4

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED	
	SEP 2001	SEP 2000	JUN 2001	SEP 2001	SEP 2000
Net sales	226.5	171.2	204.9	625.7	508.7
Cost of goods sold					
Variable	(122.5)	(97.7)	(114.7)	(352.1)	(279.9)
Fixed	(19.3)	(16.1)	(16.5)	(53.9)	(48.1)
Depreciation and amortization	(6.8)	(8.7)	(6.9)	(20.2)	(26.0)
Gross profit	77.9	48.7	66.8	199.5	154.7
Operating expenses					
Selling	(11.9)	(8.7)	(12.3)	(35.1)	(31.5)
General and administrative	(17.4)	(15.0)	(16.2)	(48.5)	(44.4)
Depreciation and amortization	(0.8)	(0.8)	(0.7)	(2.3)	(2.4)
Other operating results	0.4	-	1.2	2.0	1.2
Income before equity and financial results	48.2	24.2	38.8	115.6	77.6
Financial results					
Financial income	37.6	14.1	22.2	82.0	42.8
Financial expenses	(34.0)	(7.4)	(17.2)	(68.9)	(20.7)
Taxes on financial activities	(2.4)	(1.6)	(2.3)	(7.6)	(5.3)
Equity in earnings (losses) of affiliates					
Affiliates	1.1	2.9	(0.4)	2.6	8.0
Benefit of tax holidays	6.5	6.6	6.5	18.4	18.2
Non-operating income (expense)	(7.9)	(0.2)	-	(7.9)	(1.1)
Income before taxes	49.1	38.6	47.6	134.2	119.5
Social contribution and income tax	(15.3)	(12.2)	(12.3)	(38.0)	(35.1)
Income before minority interest	33.8	26.4	35.3	96.2	84.4
Minority interest	-	-	-	-	-
Net Income	33.8	26.4	35.3	96.2	84.4
EBITDA	55.8	33.7	46.4	138.1	106.0
Depreciation and amortization	7.6	9.5	7.6	22.5	28.4
Investments	15.2	9.8	10.7	33.0	40.4
RATIOS					
Operating margin	21%	14%	19%	18%	15%
EBITDA margin	25%	20%	23%	22%	21%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN		
	SEP 2001	SEP 2000	JUN 2001
ASSETS			
Cash, marketable securities and related parties	79.7	68.4	76.5
Trade accounts receivable	11.5	8.7	10.0
Inventories	1.1	1.1	1.1
Other	2.3	2.2	2.2
Total Current Assets	94.6	80.3	89.8
Investments	0.2	0.3	0.2
Property, plant & equipment	59.8	58.5	60.3
Deferred charges	0.2	0.2	0.2
Other long term assets	1.2	1.0	1.2
Total Long Term Assets	61.5	60.0	61.9
TOTAL ASSETS	**156.0**	**140.3**	**151.6**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Loans	5.0	5.4	5.0
Suppliers	3.7	2.6	3.4
Salaries and related contributions	3.8	3.2	3.2
Taxes	3.3	4.4	3.9
Other accounts payable	0.2	0.3	0.2
Total Current Liabilities	16.1	15.9	15.7
Loans and related parties	19.9	22.2	20.8
Deferred income tax	-	-	-
Other long term liabilities	15.9	12.7	14.4
Total Long Term Liabilities	35.8	35.0	35.2
TOTAL LIABILITIES	**51.9**	**50.8**	**50.9**
STOCKHOLDERS' EQUITY			
Capital	31.0	17.3	31.0
Revaluation reserve	0.6	0.9	0.7
Revenue reserves	-	-	-
Retained earnings	57.8	37.1	55.0
Total Stockholders' Equity	89.5	55.3	86.7
Minority Interests	14.7	34.2	14.0
TOTAL STOCKHOLDERS' EQUITY & M.I.	**104.1**	**89.5**	**100.7**
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	**156.0**	**140.3**	**151.6**
Cash and related parties	79.7	68.4	76.5
Debt and related parties	24.9	27.7	25.8
Net cash (debt)	54.9	40.7	50.7

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED	
	SEP 2001	SEP 2000	JUN 2001	SEP 2001	SEP 2000
Net sales	26.1	24.2	25.7	76.5	70.1
Cost of sales	(15.5)	(14.4)	(15.1)	(45.4)	(41.6)
Gross profit	10.6	9.8	10.5	31.1	28.5
Operating expenses					
Selling	-	-	-	-	-
General and administrative	(6.2)	(5.1)	(5.5)	(17.1)	(15.2)
Depreciation and amortization	(0.2)	(0.1)	(0.1)	(0.4)	(0.3)
Other operating results	0.1	0.2	8.8	9.0	0.4
Income before equity and financial results	4.3	4.8	13.7	22.6	13.4
Financial results					
Financial income	0.5	1.9	1.8	4.3	5.9
Financial expenses	(0.5)	(0.6)	(0.5)	(1.5)	(1.8)
Taxes on financial activities	(0.2)	(0.2)	(0.3)	(0.7)	(0.7)
Equity in earnings (losses) of affiliates					
Affiliates	-	0.1	-	(0.2)	(0.1)
Benefits of tax holidays	0.6	0.7	0.6	1.8	1.8
Non-operating income (expense)	-	0.3	0.0	0.2	0.8
Income before taxes	4.7	7.0	15.4	26.5	19.3
Social contribution and income tax	(1.4)	(2.1)	(2.0)	(5.5)	(5.9)
Income before minority interest	3.3	4.8	13.4	21.0	13.4
Minority interest	(0.6)	(1.4)	(0.8)	(2.7)	(4.1)
Net Income	2.8	3.4	12.5	18.2	9.3
EBITDA	6.8	7.2	7.4	21.0	20.6
Depreciation and amortization	2.4	2.4	2.4	7.1	7.2
Investments	2.0	3.4	2.7	8.4	9.0
RATIOS					
Operating margin	17%	20%	54%	30%	19%
EBTIDA margin	26%	30%	29%	27%	29%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED	
	SEP 2001	SEP 2000	JUN 2001	SEP 2001	SEP 2000
Net sales					
Ultrapar	242.3	271.0	247.0	741.2	771.4
Ultragaz	146.6	167.5	150.1	444.7	461.0
Oxiteno	88.8	94.3	89.5	273.9	283.1
Ultracargo	10.2	13.3	11.2	33.5	39.0
Operating income					
Ultrapar	34.9	34.4	35.0	94.6	96.1
Ultragaz	14.0	18.1	11.3	33.0	43.9
Oxiteno	18.9	13.3	17.0	50.6	43.2
Ultracargo	1.7	2.6	6.0	9.9	7.4
Operating margin					
Ultrapar	14%	13%	14%	13%	12%
Ultragaz	10%	11%	8%	7%	10%
Oxiteno	21%	14%	19%	18%	15%
Ultracargo	17%	20%	54%	30%	19%
EBITDA					
Ultrapar	45.5	47.2	42.1	123.5	133.1
Ultragaz	20.6	24.2	17.7	52.4	60.7
Oxiteno	21.9	18.6	20.3	60.5	59.0
Ultracargo	2.7	4.0	3.2	9.2	11.4
EBITDA margin					
Ultrapar	19%	17%	17%	17%	17%
Ultragaz	14%	14%	12%	12%	13%
Oxiteno	25%	20%	23%	22%	21%
Ultracargo	26%	30%	29%	27%	29%
Net income					
Ultrapar	18.4	19.6	17.7	47.0	58.4
Ultragaz	3.6	6.3	0.5	1.5	16.0
Oxiteno	13.3	14.5	15.4	42.1	47.0
Ultracargo	1.1	1.9	5.5	8.0	5.2
Net income/ 1000 shares	0.35	0.37	0.33	0.89	1.10

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Corporate law

Loans	Balance in September/2001						Index/	
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Currency (*)	Mi
Foreign Currency								
International Finance Corporation - IFC	-	34.3	-	-	-	34.3	US$	
Eurobonds	164.4	-	-	-	-	164.4	US$	
Financings of Inventories and Property Plant & Equipment	8.1	4.5	-	-	-	12.6	US$	
Advances on Foreign Exchange Contracts	-	101.3	-	-	-	101.3	US$	
Subtotal	**172.4**	**140.1**	**-**	**-**	**-**	**312.5**		
Local Currency								
Nacional Bank for Economic	78.6	62.0	6.0	-	-	146.6	TJLP or IGP-M	
and Social Development - BNDES	5.5	0.1	-	-	-	5.6	UMBNDES	
Agency for Financing Machinery and Equipment (FINAME)	8.4	12.9	8.4	-	-	29.7	TJLP	
Onlendings	-	2.1	-	-	-	2.1	TJLP	
Subtotal	**92.5**	**77.1**	**14.4**	**-**	**-**	**184.1**		
Total	**265.0**	**217.2**	**14.4**	**-**	**-**	**496.6**		
Composition per Annum								
Up to 1 Year	46.2	148.5	5.0	-	-	199.6		
From 1 to 2 Years	32.8	35.7	4.6	-	-	73.1		
From 2 to 3 Years	18.2	18.2	3.1	-	-	39.5		
From 3 to 4 Years	167.7	6.4	1.3	-	-	175.4		
From 4 to 5 Years	0.1	4.3	0.4	-	-	4.8		
From 5 to 6 Years	-	2.8	-	-	-	2.8		
From 6 to 7 Years	-	1.4	-	-	-	1.4		

ITEM 2

(A free translation of the original report in Portuguese
on the limited review of quarterly information (ITR)
prepared in conformity with accounting principles
determined by Brazilian corporate legislation)

Ultrapar Participações S.A.
**Report of Independent Accountants on the
Limited Review of Quarterly Information (ITR)
September 30, 2001**

(A free translation of the original report in Portuguese)

Report of Independent Accountants on the
Limited Review of Quarterly Information

October 19, 2001

To the Board of Directors and Stockholders
Ultrapar Participações S.A.

1   We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Ultrapar Participações S.A. for the quarters and periods ended September 30, 2001, June 30, 2001 and September 30, 2000. This information is the responsibility of company management. The limited reviews of the accounting information for the quarters and periods ended September 30, 2001, June 30, 2001 and September 30, 2000 of the indirect subsidiary Oxiteno S.A. and its subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio, Oxiquímica S.A. and Oxiteno Overseas Co., all of which are accounted for on the equity method, were carried out by other independent accountants, and our report, insofar as it relates to the investment in that subsidiary and the equity in the income thereof, in the amounts of R$ 334,024 thousand and R$ 46,286 thousand (June 30, 2001 – R$ 321,064 thousand and R$ 30,189 thousand and September 30, 2000 - R$ 310,771 thousand and R$ 39,967 thousand), respectively, is based exclusively on the reports of these other independent accountants.

2   Our limited reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Federal Accounting Council, and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the company with regard to the principal criteria adopted for the preparation of the interim financial information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3   Based on our limited reviews and on the reports of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of the quarterly information, consistent with the regulations of the Brazilian Securities Commission (CVM).

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo César Estevão Netto
Partner
Contador CRC 1RJ026365/T6 "T" SP002331

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM Code	2 - Company Name	3 – Federal Corporate Taxpayers' Registration Number – CNPJ
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**
4 – State Registration Number – NIRE **35.300.109.724**		

01.02 – HEAD OFFICE

1 - ADDRESS	2 - SUBURB OR DISTRICT	
Av. Brigadeiro Luiz Antonio, 1343 8º. andar	Bela Vista	
3 – POSTAL CODE	4 - MUNICIPALITY	5 - STATE
01317-910	São Paulo	SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11	3177-6142	3177-6764	0000-0000	0000-0000
11 - AREA CODE 11	12 - FAX 3177-6107	13 - FAX 3177-6246	14 - FAX 0000-0000	
15 - E-MAIL invest@ultra.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Adrress)

1 – NAME	2 - ADDRESS		
Fabio Schvartsman	Av. Brigadeiro Luiz Antonio, 1343 – 9º		
3 - SUBURB OR DISTRICT	4 – POSTAL CODE	5 - MUNICIPALITY	6 - STATE
Bela Vista	01317-910	São Paulo	SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
11	3177-6482	0000-0000	0000-0000	0000-0000
12 - AREA CODE 11	13 - FAX 287-1931	14 - FAX 0000-0000	15 - FAX 0000-0000	
16 - E-MAIL fabiosch@ultra.com.br				

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - QUARTER	4 - BEGINNING	5 – END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2001	12/31/2001	3RD	07/01/2001	09/30/2001	2nd	04/01/2001	06/30/2001

9 – INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 – RESPONSIBLE PROFESSIONAL	12 –TAXPAYER REGISTRATION NUMBER OF THE RESPONSIBLE PROFESSIONAL
Paulo César Estevão Netto	018.950.957-00

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE **Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM) **September 30, 2001**
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

01.05 - CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current Quarter 09/30/2001	Prior quarter 06/30/2001	Same quarter in prior year 09/30/2000
Paid-up Capital			
1 – Common	37,984,012	37,984,012	37,984,012
2 – Preferred	15,015,988	15,015,988	15,015,988
3 – Total	53,000,000	53,000,000	53,000,000
Treasury Stock			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, industrial and other
2 – SITUATION
Operating
3 – NATURE OF OWNERSHIP
Domestic Holding
4 - ACTIVITY CODE
1170000 - Participation and Administration
5 - MAIN ACTIVITY
Industrial, commercial and other
6 – TYPE OF CONSOLIDATION
Full
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Without Exceptions

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE
01	General Stockholders' Meeting	04/27/2001	Dividends	09/28/2001	Common	0.0001850900
02	General Stockholders' Meeting	04/27/2001	Dividends	09/28/2001	Preferred	0.0002035900
03	Board of Directors Meeting	08/21/2001	Interest on Own Capital	09/28/2001	Common	0.0005687906
04	Board of Directors Meeting	08/21/2001	Interest on Own Capital	09/28/2001	Preferred	0.0006256697
05	Board of Directors Meeting	08/21/2001	Dividends	09/28/2001	Common	0.0029173456
06	Board of Directors Meeting	08/21/2001	Dividends	09/28/2001	Preferred	0.0032090801

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number -CNPJ
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF ALTERATION	3 – AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 – NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 - DATE	2 – SIGNATURE
10/19/2001	

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


Corporate Legislation
September 30, 2001


1 - CVM CODE	2 - NAME	3 - CNPJ
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

02.01 - BALANCE SHEET - ASSETS (R$ thousands)

1 - CODE	2 - DESCRIPTION	09/30/2001 (unaudited)	06/30/2001 (unaudited)
1	Total assets	876,636	1,034,964
1.01	Current assets	53,290	250,368
1.01.01	Cash and cash equivalents	38,753	245,447
1.01.01.01	Cash and banks	18	
1.01.01.02	Financial investments	38,735	245,447
1.01.02	Receivables	14,537	4,921
1.01.02.01	Trade accounts receivable		
1.01.02.02	Taxes recoverable	14,537	4,921
1.01.02.03	Dividends receivable		
1.01.03	Inventories		
1.01.04	Other		
1.02	Long-term receivables	101,615	92,881
1.02.01	Accounts receivable		
1.02.02	Related companies	99,808	91,529
1.02.02.01	Affiliates		
1.02.02.02	Subsidiary companies	99,808	91,529
1.02.02.03	Other related companies		
1.02.03	Other	1,807	1,352
1.02.03.01	Deferred income tax and social contribution	1,807	1,352
1.03	Permanent assets	721,731	691,715
1.03.01	Investments	721,731	691,715
1.03.01.01	Affiliates		
1.03.01.02	Subsidiary companies	721,545	691,529
1.03.01.03	Other investments	186	186
1.03.02	Property, plant and equipment		
1.03.03	Deferred charges		

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - NAME	3 - CNPJ
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 - CODE	2 - DESCRIPTION	09/30/2001 (unaudited)	06/30/2001 (unaudited)
2	Total liabilities and stockholders' equity	876,636	1,034,964
2.01	Current liabilities	406	15,425
2.01.01	Loans		1,228
2.01.02	Debentures		
2.01.03	Suppliers	392	353
2.01.04	Taxes and contributions	2	1
2.01.05	Dividends	12	13,511
2.01.06	Provisions		332
2.01.07	Payables to related companies		
2.01.08	Other		
2.02	Long-term liabilities	79,000	79,205
2.02.01	Loans		
2.02.02	Debentures		
2.02.03	Provisions		
2.02.03.01	Other		
2.02.04	Related companies	74,822	75,556
2.02.04.01	Subsidiary companies	74,822	75,556
2.02.05	Other	4,178	3,649
2.03	Deferred income		
2.05	Stockholders' equity	797,230	940,334
2.05.01	Capital	433,857	433,857
2.05.02	Capital reserves		
2.05.03	Revaluation reserves	27,487	28,069
2.05.03.01	Own assets		
2.05.03.02	Subsidiary/affiliated companies	27,487	28,069
2.05.04	Revenue reserves	131,016	256,016
2.05.04.01	Legal	10,821	10,821
2.05.04.02	Statutory		
2.05.04.03	For contingencies		
2.05.04.04	Unrealized profits	120,195	245,195
2.05.04.05	Retention of profits		
2.05.04.06	Special for undistributed dividends		
2.05.04.07	Other		
2.05.05	Retained earnings	204,870	222,392

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 – COMPANY NAME	3 - General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

03.01 - STATEMENT OF OPERATIONS (R$ thousands) (unaudited)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2001 to 09/30/2001	4 - 01/01/2001 to 09/30/2001	5 - 07/01/2000 to 09/30/2000	6 - 01/01/2000 to 09/30/2000
3.01	Gross sales and services				
3.02	Deductions				
3.03	Net sales and services				
3.04	Cost of sales and services				
3.05	Gross profit				
3.06	Operating income/expenses	39,811	106,473	39,615	118,552
3.06.01	Selling				
3.06.02	General and administrative	(674)	(2,500)	(824)	(1,703)
3.06.03	Financial	9,923	29,083	12,482	40,525
3.06.03.01	Financial income	10,532	30,939	13,117	42,631
3.06.03.02	Financial expenses	(609)	(1,856)	(635)	(2,106)
3.06.03.02.01	CPMF/IOF/PIS/COFINS taxes on financial transactions	(609)	(1,853)	(628)	(2,084)
3.06.03.02.02	Other financial expenses		(3)	(7)	(22)
3.06.04	Other operating income	424	1,944	337	1,312
3.06.05	Other operating expenses				
3.06.06	Equity in the results of subsidiary and associated companies	30,138	77,946	27,620	78,418
3.07	Operating profit	39,811	106,473	39,615	118,552
3.08	Non-operating results				
3.08.01	Income				
3.08.02	Expenses				
3.09	Income before taxation and profit sharing	39,811	106,473	39,615	118,552
3.10	Provision for income tax and social contribution	6,754		(3,776)	(10,682)
3.11	Deferred income tax	456	832	(296)	(3,038)
3.12	Statutory profit sharing and contribution				
3.12.01	Profit sharing				
3.12.02	Contribution				
3.13	Reversal of interest on own capital				
3.15	Net income for the period	47,021	107,305	35,543	104,832
	Number of shares, excluding treasury (in thousands)	53,000,000	53,000,000	53,000,000	53,000,000
	Net income per share (in whole reais)	0.00089	0.00202	0.00067	0.00198
	Loss per share				

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

1 Operations

The Company invests in commercial, industrial and agricultural activities, and also subscribes for or purchases shares and quotas of other companies with similar activities.

Through its subsidiaries, the Company distributes liquefied petroleum gas (LPG), produces chemicals and petrochemicals, and transports and stores LPG and chemical products.

2 Presentation of the Quarterly Information

As established in CVM Instruction No. 248, dated March 29, 1996, and CVM Instruction No. 29, dated April 11, 1996, the Quarterly Information (ITR) is being presented in conformity with the accounting principles determined by Brazilian Corporate Law.

3 Accounting Practices

In the preparation of the ITR, the Company has used the same accounting practices adopted in the most recent annual financial statements, which are in accordance with the norms enacted by the CVM and comply with the principles arising from the Brazilian Corporate Law.

FEDERAL GOVERNMENT SERVICE	**Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)	**September 30, 2001**
QUARTERLY INFORMATION (ITR)	
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	
(Amounts in thousands of reais)	

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

3.1   Consolidation Criteria

The consolidated financial statements were prepared in accordance with the basic consolidation principles of the Corporate Law and the norms of the CVM and include the following directly and indirectly controlled companies:

	Company ownership interest - %	
	Direct	**Indirect**
Ultragaz Participações S.A.	77	
Companhia. Ultragaz S.A.		66
Bahiana Distribuidora de Gás Ltda.		77
Utingás Armazenadora S.A.		43
Ultraquímica Participações S.A.	100	
Ultraquímica Florestal Ltda.		100
Melamina Ultra S.A. Indústria Química		93
Oleoquímica do Nordeste Ltda.		100
Oxiteno S.A. Indústria e Comércio		48
Oxiteno Overseas Co.		48
Oxiteno Nordeste S.A. Ind. e Com.		46
Camaçari Renovada S.A.		48
Ultracargo Participações Ltda.	100	
Transultra S.A. - Armazenamento e Transporte Especializado		100
Terminal Químico de Aratu S.A. - Tequimar		89
Ultratecno Participações Ltda.	100	
Ultradata S/C Ltda.	100	
Imaven Imóveis e Agropecuária Ltda.	100	
Imaven Importadora e Exportadora Ltda.		98

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

On January 9, 2001, the subsidiary company Oxiteno S.A. Indústria e Comércio acquired 2,380 class B preferred shares from minority shareholders of the indirect subsidiary Oxiteno Nordeste S.A. Indústria e Comércio.

On January 15, 2001, the subsidiary company Ultraquímica Participações S.A. acquired the remaining 40% minority interest , corresponding to 3,424,000 quotas, in the indirect subsidiary Oleoquímica do Nordeste Ltda.

On May 23, 2001, the subsidiary company Ultracargo Participações Ltda. acquired the remaining 35% of minority interest , corresponding to 12,250,000 commom shares, in the indirect subsidiary Transultra S.A. Armazenamento e Transporte Especializado.

On August 23, 2001, the subsidiary company Imaven Imóveis e Agropecuária Ltda., converted its loans to the indirect subsidiary Imaven - Importadora e Exportadora Ltda., into 6,901,839 new shares of that company, thus becoming the owner of 98% of the total capital of the indirect subsidiary.

4   Taxes Recoverable (Consolidated)

Taxes recoverable mainly refer to Value-Added Tax on Sales and Services (ICMS) arising from tax substitution and tax credits in the amount of R$ 57,264 (at June 30, 2001 – R$ 55,806) and prepayment of income tax to be offset against future payments in the amount of R$ 49,288 (at June 30, 2001 – R$ 34,541).

FEDERAL GOVERNMENT SERVICE	**Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)	**September 30, 2001**
QUARTERLY INFORMATION (ITR)	
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	
(Amounts in thousands of reais)	

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

5   Receivables and Debts With Related Parties (Consolidated)

	Loans		Trade accounts		Transactions		Financial income (expense)
	Assets	Liabilities	Receivable	Payable	Sales	Purchases	
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	178	2,807					
Associação dos Proprietários e Locatários EEI EMI	591						
Associação dos Usuários do Sistema de Comunicação e do Edifício Ernesto Igel	376						
Petroquímica União S.A.				2,824		49,787	
Onogás S.A Comércio e Indústria			43		143		
Cetrel - Central de Tratamento de Efluentes						599	
Oxicap Indústria de Gases Ltda.				665	4	2,813	
Agip do Brasil S.A.			159		2,154		
Química da Bahia Indústria e Comércio S.A.		6,505					(425)
Henkel Indústrias Químicas S.A.		6					
Carried forward	1,145	9,318	202	3,489	2,301	53,199	(425)

FEDERAL GOVERNMENT SERVICE   **Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)   **September 30, 2001**
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

	Loans		Trade accounts		Transactions		Financial income (expense)
	Assets	Liabilities	Receivable	Payable	Sales	Purchases	
Brought forward	1,145	9,318	202	3,489	2,301	53,199	(425)
Petróleo Brasileiro–S.A. – Petrobras				34,197	10	664,079	
Servgas Distribuidora de Gás S.A.			59		516		
Metalplus – Metalurgia Plus S.A.		359					
Petrogáz Distribuidora S.A.			46		483		
Tegal - Terminal de Gases Ltda.						181	
Copagás Distribuidora de Gas S.A.			78		890		
Petrobras Distribuidora S.A.				55		1,114	
Minasgas S.A. Distribuidora de Gás Combustível			4		402		
Copene Petroquímica do Nordeste S.A				17,497		201,558	
Supergasbras Distribuidora de Gás S.A.			179		1,826		
Cia. Termelétrica do Planalto Paulista - TPP	875						83
Plenogás Distribuidora de Gás S.A.		1,241					
Total de 2001	2,020	10,918	568	55,238	6,428	920,131	(342)
Total (*)	1,757	10,850	499	43,696	7,501	715,256	(416)

(*) The comparative balances of loans and trade accounts refer to June 30, 2001 and of transactions and financial refer to the nine-month period ended September 30, 2000.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

The loan balances with Química da Bahia Indústria e Comércio S.A. and with Cia. Termelétrica do Planalto Paulista - TPP are restated based on the Long-term Interest Rate (TJLP). The remaining loans have no financial charges and undetermined maturity dates. The sale and purchase transactions mainly refer to the acquisition of raw material, other materials and storage services, and are carried out based on normal prices and market conditions.

6   Income Tax and Social Contribution

(a)   Deferred income tax and social contribution

The company and its subsidiary companies recognize deferred tax assets and liabilities, without expiration periods, arising from tax losses, temporary additions, inflationary profit, revaluation of property, plant and equipment and others, based on the continuation of their operating profitability. Management expects to realize these tax assets and liabilities over a maximum period of 4 years. The deferred income tax and social contribution are presented in the following main groups:

	Parent Company		Consolidated	
	09/30/01	06/30/01	09/30/01	06/30/01
Non-current deferred tax asset and social contribution				
Provisions deductible for tax purposes only after the expense is incurred	1,807	1,352	23,764	21,189
Income tax and social contribution on tax losses available for future offset			5,292	8,524
	1,807	1,352	29,056	29,713
Non-current deferred tax and social contribution liability				
Foreign profit taxable when effectively remitted			24,546	20,900
Revaluation of property, plant and equipment			2,617	2,722
			27,163	23,622

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001**(Amounts in thousands of reais)**

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

(b) Reconciliation of income tax and social contribution

Income tax and social contribution are reconciled to official tax rates as follows:

	Parent Company		Consolidated	
	09/30/01	09/30/00	09/30/01	09/30/00
Income before taxation, equity in the results of subsidiary and associated companies and minority interest	28,527	40,134	161,531	206,890
Official tax and contribution rates - %	34	34	34	34
Income tax and social contribution at official rates	(9,699)	(13,646)	(54,920)	(70,343)
Adjustments to the effective tax rate:				
Operating provisions and non-deductible expenses	(9)	(74)	1,343	(3,355)
Profits from abroad			(7,286)	(864)
Interest on Own Capital	10,540		10,540	
Other adjustments			3,732	35
Income tax and social contribution before tax benefit	832	(13,720)	(46,591)	(74,527)
Tax benefits			452	531
Tax and Social contribution charges recorded in statement of income	832	(13,720)	(46,139)	(73,996)
Current		(10,682)	(47,443)	(78,946
Deferred	832	(3,038)	1,304	4,950)

FEDERAL GOVERNMENT SERVICE   **Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)   **September 30, 2001**
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

(c)   **Tax exemption**

The following indirect subsidiaries have obtained total exemption from federal income tax under a governmental program for the development of the Northeast Region, as follows:

Subsidiary	Industrial unit	Exemption - %	Termination date
Oxiteno Nordeste	Camaçari plant	100	2006
Bahiana	Mataripe base	100	2003
	Juazeiro base	100	2004
	Suape base	100	2007
Tequimar	Aratu terminal	100	2003
	Suape terminal	100	2005

The subsidiary companies record the tax benefits generated by the total exemption of income tax in a specific capital reserve in stockholders' equity.

7   **Investments in Subsidiaries**

	Investments		Equity in earnings	
	09/30/01	06/30/01	09/30/01	09/30/00
Ultragaz Participações S.A.	122,439	115,448	2,630	22,293
Ultraquímica Participações S.A.	438,201	418,963	53,813	43,206
Ultracargo Participações Ltda.	89,453	86,737	18,226	9,278
Ultratecno Participações Ltda.	8,788	8,994	(661)	(91)
Ultradata S/C Ltda.	5,163	5,066	180	238
Imaven Imóveis e Agropecuária Ltda.	57,501	56,321	3,758	3,494
	721,545	691,529	77,946	78,418

In the consolidated financial statements, the investments of the indirect subsidiary Oxiteno Nordeste S.A. Indústria e Comércio in the associated companies Fábrica Carioca de Catalisadores S.A. and Química da Bahia S.A., are recorded on the basis of their financial statements as of August 31, 2001 and the investment in the associated company Nordeste Química S.A . - Norquisa is recorded on the basis of their financial statements as of July 31, 2001.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

The Company's share in the increases in equity of the indirect subsidiaries Bahiana Distribuidora de Gás Ltda., Oxiteno Nordeste S.A. Indústria e Comércio and Terminal Químico de Aratu S.A. - Tequimar, which arose from tax exemptions of R$ 7,918 in the quarter and R$ 20,988 in the nine-month period ended September 30, 2001, are reflected in net income, since the related transactions have been realized financially (at September 30, 2000 – R$ 8,424 in the quarter and R$ 23,198 in the nine-month period).

8   **Property, Plant and Equipment (Consolidated)**

	Revalued cost	Accumulated depreciation	09/30/01 Net	06/30/01 Net	Annual depre-ciation rates - %
Land	36,968		36,968	32,936	
Buildings	302,034	94,868	207,166	201,399	4
Machinery and equipment	679,757	321,929	357,828	348,086	5 to 10
Vehicles	88,853	58,001	30,852	32,135	20 to 30
Furniture and fixtures	9,120	2,954	6,166	5,189	10
Construction in progress	25,374		25,374	15,278	
Imports in transit	17,118		17,118	15,244	
Others	43,385	15,757	27,628	43,870	10 to 20
	1,202,609	493,509	709,100	694,137	

Construction in progress refers primarily to improvements in the subsidiaries' industrial complexes. Imports in transit refer basically to imports of equipment and parts related to the Ultrasystem project and industrial equipment.

FEDERAL GOVERNMENT SERVICE	**Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)	**September 30, 2001**
QUARTERLY INFORMATION (ITR)	
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	
(Amounts in thousands of reais)	

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

9   Financings (consolidated)

	Index/ currency	Interest rate - % - per annum	09/30/01	06/30/01
Foreign currency				
International Finance Corporation (IFC)	US$	9.4	34,322	28,924
Eurobonds	US$	9.0	164,365	138,709
Financings of inventories and property, plant and equipment	US$	8.7 to 10.2	12,554	12,033
Advances on foreign exchange contracts	US$	4.8 to 7.2	101,296	134,600
			312,537	314,266
Local currency				
National Bank for Economic and Social Development (BNDES)	TJLP and IGP-M	1.8 to 6.5	146,648	158,518
	UMBNDES	11.3 to 12.8	5,629	4,920
Agency for Financing Machinery and Equipment (FINAME)	TJLP	1.8 to 5.5	29,660	32,200
Onlendings	TJLP	4.0	2,101	3,881
Other		Variable	19	19
			184,057	199,538
Total			496,594	513,804
Less: current portion			(199,587)	(226,533)
Long-term debt			297,007	287,271

TJLP – Long term interest rate/ IGP-M - Market general price index/ UMBNDES – BNDES basket of currencies

Long-term maturities are as follows:

	09/30/01	06/30/01
From 1 to 2 years	73,145	76,780
From 2 to 3 years	39,503	41,656
From 3 to 4 years	175,418	157,385
After 4 years	8,941	11,450
	297,007	287,271

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

10   Other Taxes and Liabilities – Long-term - (Consolidated)

The company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS taxes without the changes introduced by Law 9718. The companies are contesting the addition of 1% to the COFINS rate as well as the levy of PIS and COFINS on other income. The main issue concerns the collection of these taxes by the LPG supplier using "tax substitution", whereby the taxes which would be due through the final sale to the consumer are effectively paid in advance using a theoretical mark-up over the original cost. In the case of sales of LPG to the subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gás Ltda., the tax substitution increased the calculation basis of PIS and COFINS to four times the LPG price charged by the refineries until June 30, 2000. After this date, the rates of these taxes charged at the refineries were increased, the calculation basis was reduced to the refinery price, and the rates for the LPG distributors were reduced to zero. The amounts that were not paid, with respect to the changes introduced by Law 9718, were accrued in the financial statements of the company and subsidiaries totaling R$ 54,619 (at June 30, 2001 - R$ 49,804).

The indirect subsidiary Terminal Químico de Aratú SA - Tequimar obtained a favorable ruling on the suit contesting the payment of social contribution on net income introduced by Law 7689. The favorable decision to the subsidiary was a final ruling, but the Federal Government filed an action to overturn the decision. The amount accrued in the financial statements of the indirect subsidiary company is R$ 9,924 (at June 30, 2001 - R$ 9,489).

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39** |**(Amounts in thousands of reais)**

04.01 - Notes to the Quarterly Information (unaudited)

11 Stockholders' Equity

(a) Changes in Stockholders' Equity

			Revenue reserves			
	Capital	Revaluation Reserve of subsidiary and associated companies	Legal	Unrealized profits	Retained earnings	Total
At December 31, 2000	433,857	29,111	10,821	303,983	119,932	897,704
Complementary dividends (R$ 0.3228 and R$ 0.35507 per thousand common and preferred shares, respectively)				(58,788)	41,195	(17,593)
	433,857	29,111	10,821	245,195	161,127	880,111
Realization of revalution reserve		(1,747)			1,659	(88)
Social contibution and income tax on realization of revaluation reserves of subisidiary companies		123			(221)	(98)
Interim dividends (R$ 2.2935107 and R$2.5228617 per thousand common and preferred shares, respectively)				(125,000)		(125,000)
Net income for the period					107,305	107,305
Interim dividends (R$ 0.6238349 and R$ 0.6862184 per thousand common and preferred shares, respectively)					(34,000)	(34,000)
Interest on own capital (R$ 0.5687906 and R$ 0.6256697 per thousand common and preferred shares, respectively)					(31,000)	(31,000)
At September 30, 2001	433,857	27,487	10,821	120,195	204,870	797,230

FEDERAL GOVERNMENT SERVICE   **Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)   **September 30, 2001**
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

(b) **Capital Stock**

The Subscribed and Paid-in capital stock is R$ 433,857, comprising 53,000,000,000 shares without nominal value, of which 37,984,012,500 are common shares and 15,015,987,500 are preferred shares (at September 30, 2001 there were 7,177,796,000 preferred shares held outside Brazil).

The preferred shares are not convertible to common shares, have no voting rights and entitle the holder to a dividend per share which is at least 10% greater than the dividend per common share. In addition, the preferred stockholders have priority in the reimbursement of capital, without premium, upon liquidation of the company.

(c) **Dividends**

At the Extraordinary and Ordinary Stockholders' General Meetings, held on April 27, 2001, the shareholders approved the distribution of a complementary dividend amounting to R$ 17,593 related to retained earnings from the year 2000. On May 10, 2001, R$ 7,505 of this dividend was paid, and the balance of R$ 10,088 was paid on September 28, 2001.

On August 21, 2001, the Company's Board of Directors approved the distribution of Extraordinary dividends in the amount of R$ 190,000, which were paid on September 28, 2001. The composition of these dividends corresponds to R$ 125,000 in interim dividends related to unrealized profit reserves for the fiscal periods of 1997 to 2000, R$ 34,000 as intermediary dividends corresponding to the fiscal year of 2001 and R$ 31,000 as gross interest on own capital, which will be considered part of the minimum obligatory dividends of 2001 fiscal year. Under tax regulations, the interest on own capital was recognized as a financial expense. However, for these financial statements, they are presented as a profit distribution for the fiscal year in the statement of changes in shareholders' equity.

(d) **Revaluation Reserve**

The realized portion of the revaluation reserve, based on depreciation, write-off or sale of the revalued assets of the subsidiary and associated companies, is transferred to retained earnings, together with the corresponding tax effects recorded by the subsidiary and associated companies. Tax effects on the revaluation reserves of certain subsidiary and associated companies are recognized as the reserves are realized. The amount of these tax effects totals R$ 9,721 (at June 30, 2001-R$ 9,838).

FEDERAL GOVERNMENT SERVICE   **Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)   **September 30, 2001**
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

12   Financial Instruments (consolidated)

The Company and its subsidiary and associated companies take part in transactions involving financial instruments intended to meet operational needs, and manage the related risks through control policies, establishment of operating strategies and determination of limits.

As of September 30, 2001, the Company and its controlled companies basically maintained their financial resources in instruments linked to the CDI rate and also had foreign exchange hedge financial instruments in the national amount of R$ 306,272 and financial investments in foreign currency amounting to R$ 92,842, earnings from which are recognized in net income.

Except for the interest of the controlled company Oxiteno S.A. Indústria e Comércio in the capital of Petroquímica União S.A., commented below, the Company's management did not identify the need for specific disclosure suggested by CVM Instruction No. 235/95, since the balances of other financial instrument assets and liabilities included in the financial statements as of September 30, 2001 were determined according to the accounting criteria and practices disclosed in specific explanatory notes, and their book values are approximately equivalent to their market values.

The interest in the capital of Petroquímica União S.A., representing 1.95% of the total capital and acquired in a 1994 privatization auction, is reflected in the financial statements at cost restated through December 31, 1995, amounting to R$ 18,694. The market value of this investment, as measured by the quoted price on the stock exchange, was approximately R$ 11,876 as of September 30, 2001. The Company's management understands that the valuation at restated cost mentioned above is adequate, considering that this investment in Petroquímica União S.A. has a clearly strategic and permanent character, since that company is an important supplier of raw material to Oxiteno S.A. Indústria e Comércio.
Furthermore, the acquisition of this investment was financed on a long-term basis by the BNDES at interest rates which were more favorable than those prevailing in the market at that time.

13   Insurance Coverage of Subsidiary Companies

The companies maintain insurance coverage in amounts considered sufficient to cover possible losses from damages to assets and business interruption, as well as their responsibility for civil and material damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

FEDERAL GOVERNMENT SERVICE   **Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)   **September 30, 2001**
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

14   Responsibility for Guarantees

The Company is responsible for guarantees and sureties of its subsidiary companies amounting to R$ 238,928.

15   Commitments and contingencies (Consolidated)

The Petrochemical Industry Labor Union, which represents employees of the indirect subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, filed class actions against that company in 1991, demanding compliance with the readjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively practiced. After analyzing favorable judicial precedents in decisions of the Superior Labor Court (TST) and of the Federal Supreme Court (STF) and based on the opinion of its legal advisors, management opted not to record any provision at September 30, 2001 for future disbursements which could arise from those claims.

The indirect subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply contract with Copene Petroquímica do Nordeste S.A., which establishes a minimum level of annual consumption of ethylene until 2012. The annual minimum purchase commitment and the actual consumption in the six-month periods ended September 30, 2001 and 2000, expressed in tons of ethylene, are summarized in the table below. If the minimum purchase commitment is not met, the subsidiary is obliged to pay a penalty of 40% of the current ethylene price for the quantity not purchased.

	Minimum annual purchase commitment	Consumption during the nine-month periods ended September 30,	
		2001	**2000**
In tons	137,900	140,005	132,715

16   Employee Stock Option Plan

Ultrapar's Ordinary and Extraordinary Shareholders Meeting held on April 27, 2001 approved an Employee Stock Option Plan as remuneration for the main executives of the Company, which will be offered to the Management and employees in leadership positions throughout the Company and its subsdiaries.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

04.01 - Notes to the Quarterly Information (unaudited)

17. Private Pension Plan- (consolidated)

In August 2001, Ultraprev – Associação de Previdência Complementar implemented a private pension plan under a defined contribution system, which is available to all employees of the direct or indirect affiliated companies. The rules of the plan were approved at the Company's Board of Directors Meeting on February 15, 2001.
The contribution amounts from the sponsor companies, which totaled R$542 in the quarter, were recognized in the income statement.

18. Non Operating Results - (Consolidated)

Non operatilly results mainly refer to the write-off of previously deferred expenses related to the project for the participation in the auction of Copene - Petroquímica do Nordeste S.A. in July 2001.

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – General Taxpayers' Registration (CNPJ) |
| **01846-5** | **ULTRAPAR PARTICIPAÇÕES S.A.** | **33.256.439/0001-39** |
(Amounts in thousands of reais)

04.01 - Notes to the Quarterly Information (unaudited)

18. Cash Flow Statement (Consolidated)

	09/30/01	09/30/00
Cash Flows from operating activities		
Net income	107,305	104,832
Minority interest	55,323	60,225
Depreciation and amortization	74,577	66,366
Working capital	(34,077)	(49,659)
Financial expenses (A)	107,821	16,137
Other	9,702	19,263
	320,651	**217,164**
Cash Flows from investing activities		
Additions to property, plant and equipment and deferred charges	(161,950)	(130,483)
Disposals of permanent assets	4,022	3,831
Acquisition of minority interests (including treasury shares)	(13,825)	(1,541)
Dividends received from affiliates	1,275	-
Other	1,317	3,058
	(169,161)	**(125,135)**
Cash Flows from financing activities		
Short term debt, net	10,695	(84,405)
Issuances	11,972	37,441
Debt payments	(59,442)	(50,534)
Related companies	(1,578)	(1,315)
Dividends paid (B)	(240,241)	(47,784)
Other	850	2,061
	(277,744)	**(144,536)**
Net increase (decrease) in cash and cash equivalents	**(126,254)**	**(52,507)**
Cash and cash equivalents at the beginning of the period	862,271	856,567
Cash and cash equivalents at the end of the period	**736,017**	**804,060**
Supplemental disclosure of cash flow information		
Cash paid for interest (C)	25,404	26,427
Cash paid for taxes on income (C)	13,968	36,217
Supplier financing of acquisitions of property, plant and equipment	-	5,489

(A) Not including financial income. Comprised basically of interest and foreign exchange variations on financings, which did not result in cash disbursements.

(B) Including dividends paid by Ultrapar and its subsidiaries.

(C) Included in cash flow from operating activities.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - COMPANY NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

05.01 - Comments on the Company's Performance in the Quarter

See comments on consolidated performance,

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousands)

1 - CODE	2 - DESCRIPTION	09/30/2001 (unaudited)	06/30/2001 (unaudited)
1	Total assets	2,023,640	2,139,952
1.01	Current assets	1,125,201	1,258,983
1.01.01	Cash and cash equivalents	736,017	892,952
1.01.01.01	Cash and banks	38,608	29,415
1.01.01.02	Financial investments	697,409	863,537
1.01.02	Receivables	302,088	281,302
1.01.02.01	Trade accounts receivable	176,078	173,919
1.01.02.02	Taxes recoverable	108,595	92,557
1.01.02.03	Other receivables	17,415	14,826
1.01.03	Inventories	85,143	82,178
1.01.04	Other	1,953	2,551
1.02	Long-term receivables	41,354	41,781
1.02.01	Accounts receivable		
1.02.02	Related companies	2,020	1,757
1.02.02.01	Affiliates	2,020	1,757
1.02.02.02	Subsidiary companies		
1.02.02.03	Other companies		
1.02.03	Other	39,334	40,024
1.02.03.01	Deferred income tax	29,056	29,713
1.02.03.02	Judicial deposits	6,501	6,468
1.02.03.03	Accounts receivable	3,777	3,843
1.03	Permanent assets	857,085	839,188
1.03.01	Investments	85,908	86,123
1.03.01.01	Affiliates	61,265	60,651
1.03.01.02	Subsidiary companies		
1.03.01.03	Other investments	24,643	25,472
1.03.02	Property, plant and equipment	709,100	694,137
1.03.03	Deferred charges	62,077	58,928

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 – CODE	2 - DESCRIPTION	09/30/2001 (unaudited)	06/30/2001 (unaudited)
2	Total liabilities and stockholders' equity	2,023,640	2,139,952
2.01	Current liabilities	384,021	394,890
2.01.01	Loans	199,587	226,533
2.01.02	Debentures		
2.01.03	Suppliers	111,033	89,131
2.01.04	Taxes and contributions	7,261	7,322
2.01.05	Dividends	1,238	14,757
2.01.06	Provisions	50,232	43,381
2.01.06.01	Income tax and social contribution	3,016	4,005
2.01.06.02	Salaries and social security charges	47,216	39,376
2.01.07	Payables to related companies		
2.01.08	Other	14,670	13,766
2.02	Long-term liabilities	405,746	386,489
2.02.01	Loans	297,007	287,271
2.02.02	Debentures		
2.02.03	Provisions	94,378	84,481
2.02.03.01	Income tax and social contribution	27,163	23,622
2.02.03.02	Other	67,215	60,859
2.02.04	Related parties	10,918	10,850
2.02.05	Other	3,443	3,887
2.03	Deferred income		
2.04	Minority interest	436,643	418,239
2.05	Stockholders' equity	797,230	940,334
2.05.01	Capital	433,857	433,857
2.05.02	Capital reserves		
2.05.03	Revaluation reserve	27,487	28,069
2.05.03.01	Own assets		
2.05.03.02	Subsidiary/ affiliated companies	27,487	28,069
2.05.04	Revenue reserves	131,016	256,016
2.05.04.01	Legal	10,821	10,821
2.05.04.02	Statutory		
2.05.04.03	For contingencies		
2.05.04.04	Unrealized profits	120,195	245,195
2.05.04.05	Retention of profits		
2.05.04.06	Special for undistributed dividends		
2.05.04.07	Others		
2.05.05	Retained earnings	204,870	222,392

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

1 - CVM CODE	2 - NAME	3 – General Taxpayers' Registration (CNPJ)
01846-5	**ULTRAPAR PARTICIPAÇÕES S.A.**	**33.256.439/0001-39**

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS (R$ thousands) (unaudited)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2001 to 09/30/2001	4 – 01/01/2001 to 09/30/2001	5 – 07/01/2000 to 09/30/2000	6 – 01/01/2000 to 09/30/2000
3.01	Gross sales and services	771,074	2,118,506	605,602	1,694,488
3.02	Deductions	(153,255)	(425,262)	(113,698)	(308,483)
3.03	Net sales and services	617,819	1,693,244	491,904	1,386,005
3.04	Cost of sales and services	(447,338)	(1,263,303)	(364,242)	(1,020,521)
3.05	Gross profit	170,481	429,941	127,662	365,484
3.06	Operating income/ expenses	(74,954)	(206,790)	(44,617)	(123,335)
3.06.01	Selling	(29,267)	(80,371)	22,858	(69,363)
3.06.02	General and administrative	(51,557)	(145,849)	(43,060)	(126,923)
3.06.02.01	Depreciation expense	(17,896)	(47,716)	(12,141)	(33,503)
3.06.02.02	Other expenses	(33,661)	(98,133)	(30,919)	(93,420)
3.06.03	Financial	(1,990)	(14,929)	9,823	39,705
3.06.03.01	Financial income	74,678	150,321	32,288	99,637
3.06.03.02	Financial expenses	(76,668)	(165,250)	(22,465)	(59,932)
3.06.03.02.01	CPMF/IOF/PIS/COFINS taxes on financial transactions	(7,835)	(20,944)	(5,169)	(15,548)
3.06.03.02.02	Other financial expenses	(68,833)	(144,306)	(17,296)	(44,384)
3.06.04	Other operating income	(632)	12,415	581	3,463
3.06.05	Other operating expenses				
3.06.06	Equity in the results of subsidiary and associated companies	8,492	21,944	10,897	29,783
3.07	Operating profit	95,527	223,151	83,045	242,149
3.08	Non-operating results	(10,563)	(14,384)	(686)	(3,096)
3.08.01	Income	1,907	3,989	1,544	3,852
3.08.02	Expenses	(12,470)	(18,373)	(2,230)	(6,948)
3.09	Income before taxation and profit sharing	84,964	208,767	82,359	239,053
3.10	Provision for income tax and social contribution	(10,669)	(47,443)	(27,193)	(78,946)
3.11	Deferred income tax	(5,381)	1,304	621	4,950
3.12	Statutory profit sharing and contribution				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversal of interest on own capital				
3.14	Minority interest	(21,893)	(55,323)	(20,244)	(60,225)
3.15	Net income for the period	47,021	107,305	35,543	104,832
	Number of shares, excluding treasury (in thousands)	53,000,000	53,000,000	53,000,000	53,000,000
	Net income per share (in whole reais)	0.00089	0.00202	0.00067	0.00198
	Loss per share				

(A free translation of the original report in Portuguese)

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

08.01 - Comments on the Company's Consolidated Performance in the Quarter

<u>Net Sales:</u> Consolidated net sales in the third quarter of 2001 totaled R$ 617.8 million, 26% higher than the same quarter of the prior year. Ultragaz's revenue grew 23% to R$ 373.8 million in the third quarter of 2001 from R$ 304.1 million in the same period of 2000. Oxiteno's revenue grew 32% to R$ 226.5 million in 2001 against R$ 171.2 million in 2000. In the first nine months of 2001 Ultrapar's revenue was 22% higher than revenue for the first nine months of 2000, reaching R$ 1,693.2 million.

<u>Ultragaz</u>: LPG sales volume grew 5%, reaching 353,800 tons in the third quarter of 2001 versus 335,800 tons in the same period of 2000, and increasing the Company's market share to 19.4%. This growth of 18,000 tons is due mainly to the start-up of the new filling plants in Goiânia, Fortaleza and Rio de Janeiro. As a result, residential sales volume grew 7% when comparing the third quarters of 2000 and 2001, from 202,500 tons to 217,200 tons, respectively. Non-residential sales volume grew 2% from 133,300 tons to 136,600 tons, due mainly to higher sales through UltraSystem, which is more than offsetting the loss of certain industrial clients who shifted to natural gas.

<u>Oxiteno:</u> The volume sold in the third quarter of 2001 was 113,200 tons, 8% higher than the 104,700 tons sold in the same period of the prior year. In the third quarter of 2001, 66,300 tons were sold in the domestic market, versus 62,400 tons in the third quarter of 2000, an increase of 6%, mainly due to the increase in sales to the polyester, resins, cosmetics & detergents and agrochemicals segments. Exports in the period reached 46,900 tons, 11% higher than the same period in 2000. The main factor that contributed to this increase was higher export volume of glycols to Asia.

<u>Cost of Goods Sold:</u> Ultrapar's cost of goods sold in the third quarter of 2001 was R$ 447.3 million, an increase of 23% in relation to R$ 364.2 million in the same period of 2000. Cost of goods sold at Ultragaz increased 24%, reaching R$ 291.8 million in the third quarter of 2001 against R$ 234.8 million in the same period of the prior year. Oxiteno recorded R$ 148.6 million of cost of goods sold in the third quarter of 2001, 21% higher than the R$ 122.5 million recorded in the same period of last year. For the first nine months of 2001, Ultrapar's cost of goods sold increased 24% compared to the same period in 2000.

<u>Ultragaz</u>: When comparing the third quarters of 2001 and 2000, Petrobras' ex-refinery price for LPG increased 16%, reflecting the continued process of alignment of the domestic price to international LPG prices. At the end of the third quarter of 2001, the LPG price in the domestic market was only 10% below the international price (Mont Belvieu), while in the third quarter of 2000 the difference was 32%. As a result, the LPG acquisition cost, the main component of Ultragaz's cost of goods sold, increased by a greater proportion than sales volume, incorporating the per-ton price increases implemented by Petrobras.

<u>Oxiteno</u>: In unit terms, Oxiteno's cost of goods sold in the third quarter of 2001 increased 12% compared to the third quarter of 2000. The majority of this increase can be attributed to the increase in variable costs stemming from the 40% increase in the currency exchange rate between the periods, as most of the company's raw material prices are impacted by exchange rate variation.

FEDERAL GOVERNMENT SERVICE	**Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)	**September 30, 2001**
QUARTERLY INFORMATION (ITR)	
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	

01846-5 Ultrapar Participações S.A.	**33.256.439/0001-39**

08.01 - Comments on the Company's Consolidated Performance in the Quarter

Gross Profit: As a consequence of the growth in net sales and costs described above, Ultrapar's gross profit during the third quarter of 2001 reached R$ 170.5 million, 34% higher than the R$ 127.7 million of the third quarter of 2000. This increase of R$ 42.8 million arises mainly from the increase in Oxiteno's gross profit, which increased by R$ 29.2 million. Ultragaz also recorded an increase in gross profit, reaching R$ 82.0 million in the third quarter of 2001 against R$ 69.3 million in the same period of the prior year. In the first nine months of 2001, Ultrapar's gross profit grew 18% compared to the same period in 2000, reaching R$ 429.9 million.

Selling, General and Administrative Expenses: Ultrapar recorded R$ 80.8 million in SG&A expenses during the third quarter of 2001, 23% higher than the R$ 65.9 million recorded in the same period of 2000. In the first nine months of 2001, Ultrapar's SG&A expenses were R$ 226.2 million, 15% higher than the same period prior year.

Ultragaz: SG&A expenses for Ultragaz increased 26% to R$47.2 million in the third quarter of 2001. The increase was a result of greater depreciation expenses, which totaled R$16.7 million in the third quarter of 2001, compared to R$ 11.1 million in the same period in 2000, as a result of the investments realized in prior periods. Additionally, selling expenses increased by R$ 3.2 million in the third quarter of 2001, due in part to the increase in the sales volume.

Oxiteno: The increase in SG&A expenses from R$ 24.5 million to R$ 30.1 million between the third quarters of 2000 and 2001 was due mainly to a R$ 3.2 million increase in selling expenses, which arose from the increased export volume and the higher exchange rate, which impact international shipment costs.

Operating Profit: Ultrapar's operating profit increased 43% when comparing the third quarter of 2001 (R$ 89.1 million) against the third quarter of 2000 (R$ 62.4 million). This result was mainly due to Oxiteno, where operating profit increased R$ 24.0 million (from R $ 24.2 million to R$ 48.2 million). Ultragaz's operating profit also increased to R$ 35.7 million in the third quarter of 2001 compared to R$ 32.8 million in the same quarter of the previous year. In the first nine months of 2001, Ultrapar's operating profit reached R$ 216.1 million, an increase of 25% in relation to the first nine months of 2000.

Financial Income/Expense: Ultrapar recorded a net financial expense of R$ 2.0 million in the third quarter of 2001 compared to a gain of R$ 9.8 million in the third quarter of 2000. The main reason for this variation was the currency devaluation in the third quarter of 2001 of 15.9%, compared to a currency devaluation of 2.4% in the third quarter of 2000. Ultrapar's loans in U.S. dollars total R$ 312.5 million, including Advances on Foreign Exchange Contracts (ACCs), against total assets of R$ 399.1 million in U.S. dollars (comprised of cash and hedge instruments). Following its hedge policy, Ultrapar ended the third quarter of 2001 with 100% of its total dollar linked loans hedged against foreign exchange variations. The cost of the hedge is included in the net financial result.

Equity income: The equity income of R$ 8.5 million in the third quarter of 2001 mostly comprises benefits of tax incentives for Oxiteno Nordeste, Bahiana Distribuidora de Gas and Tequimar, totaling

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

01846-5 Ultrapar Participações S.A. **33.256.439/0001-39**

08.01 - Comments on the Company's Consolidated Performance in the Quarter

R$ 7.9 million in the third quarter of 2001. The drop of R$ 2.4 million in relation to the third quarter of 2000 mainly arises from lower earnings from Norquisa.

Other non-operating results: In the third quarter of 2001 Ultrapar registered a non-operating loss of R$ 10.6 million, against a loss of R$ 0.7 million in the third quarter of 2000. This change is a result of the write-off of previously deferred expenses at Oxiteno related to the participation in the Copene Petroquímica do Nordeste S.A. auction, held on July 2001.

Income Tax and Social Contribution: Income tax expenses decreased 39% in the third quarter of 2001 to R$ 16.1 million, compared to R$ 26.6 million in the same period of 2000. Although the income before taxes increased 3%, the tax expense reduced because of the distribution and deduction from taxable income of R$ 31 million in interest on own capital in September 2001.

Minority Interest: Minority interest reached R$ 21.9 million in the third quarter of 2001 against R$ 20.3 million in the same quarter of the prior year.

Net Income: Ultrapar's net income in the third quarter of 2001 was R$ 47.0 million, against a net income of R$ 35.5 million in the same period in 2000. This increase is a result of better operating profits in Ultrapar and the reduction in Income Tax and Social Contribution expenses. In the first nine months of 2001, net income reached R$ 107.3 million, against R$ 104.8 million in the first nine months of 2000.

EBITDA: Ultrapar's third quarter 2001 EBITDA reached R$ 116.0 million, 36% higher than the R$ 85.6 million in the same quarter of 2000. This represents record EBITDA for Ultrapar, as well as for its individual businesses. Ultragaz's EBITDA was 19% higher than the same period of the prior year, and Oxiteno's EBITDA was 66% higher than the third quarter of 2000, as shown in the table below. In the first nine months of 2001, Ultrapar's EBITDA was 18% higher than the same period of 2000.

EBITDA

R$ million	3Q01	3Q00	Change	Nine months ended September 30, 2001	Nine months ended September 30, 2000	Change
Ultrapar	116.0	85.6	36%	282.1	239.1	18%
Ultragaz	52.4	43.9	19%	119.8	109.0	10%
Oxiteno	55.8	33.6	66%	138.1	106.0	30%
Ultracargo	6.8	7.2	(7%)	21.0	20.6	2%

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

01846-5 Ultrapar Participações S.A.　　　　　　　　　　　　　　　**33.256.439/0001-39**

09.01 – Investments in subsidiary and/or affiliated companies

1- Item	2 – Company Name	3 - General Taxpayers' Registration (CNPJ)	4 - Classification	5 - % ownership in investee	6 - % of parent company's net worth	7 - Type of company	8 - Number of shares held in current quarter (in thousands)	9 - Number of shares held in previous quarter (in thousands)
01	Ultraquímica Participações S.A.	34,266,973/0001-99	Closed-capital subsidiary	100.00	54.97	Commercial, industrial and other	2,461	2,461
02	Ultragaz Participações S.A.	57,651,960/0001-39	Closed-capital subsidiary	77.06	15.36	Commercial, industrial and other	3,341	3,341
03	Ultracargo Participações Ltda.	55,215,487/0001-11	Closed-capital subsidiary	100.00	11.22	Commercial, industrial and other	2,857	2,857
04	Ultratecno Participações Ltda.	53,690,921/0001-90	Closed-capital subsidiary	100.00	1.10	Commercial, industrial and other	65,159	65,159
05	Ultradata S/C Ltda.	61,600,359/0001-94	Closed-capital subsidiary	100.00	0.65	Commercial, industrial and other	18	18
06	Imaven Imóveis e Agropecuária Ltda.	61,604,112/0001-46	Closed-capital subsidiary	100.00	7.21	Commercial, industrial and other	27,734	27,734

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2001

01846-5 Ultrapar Participações S.A. **33.256.439/0001-39**

17.01 - REPORT ON THE LIMITED REVIEW – UNQUALIFIED OPINION

Report of Independent Accountants on the Limited Review of Quarterly Information

October 19, 2001

To the Board of Directors and Stockholders
Ultrapar Participações S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Ultrapar Participações S.A. for the quarters and periods ended September 30, 2001, June 30, 2001 and September 30, 2000. This information is the responsibility of company management. The limited reviews of the accounting information for the quarters and periods ended September 30, 2001, June 30, 2001 and September 30, 2000 of the indirect subsidiary Oxiteno S.A. and its subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio, Oxiquímica S.A. and Oxiteno Overseas Co., all of which are accounted for on the equity method, were carried out by other independent accountants, and our report, insofar as it relates to the investment in that subsidiary and the equity in the income thereof, in the amounts of R$ 334,024 thousand and R$ 46,286 thousand (June 30, 2001 – R$ 321,064 thousand and R$ 30,189 thousand and September 30, 2000 - R$ 310,771 thousand and R$ 39,967 thousand), respectively, is based exclusively on the reports of these other independent accountants.

2 Our limited reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Federal Accounting Council, and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the company with regard to the principal criteria adopted for the preparation of the interim financial information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

(A free translation of the original report in Portuguese)

01846-5 Ultrapar Participações S.A.	**33.256.439/0001-39**

17.01 - REPORT ON THE LIMITED REVIEW – UNQUALIFIED OPINION

3 Based on our limited reviews and on the reports of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of the quarterly information, consistent with the regulations of the Brazilian Securities Commission (CVM).

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo César Estevão Netto
Partner
Contador CRC 1RJ026365/T6 "T" SP002331

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE	**Corporate Legislation**
BRAZILIAN SECURITIES COMMISSION (CVM)	**September 30, 2001**
QUARTERLY INFORMATION (ITR)	
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	

01846-5 Ultrapar Participações S.A.	**33.256.439/0001-39**

Index

Group	Table	Description	Page
01	01	Identification	01
01	02	Head office	01
01	03	Director of market relations (Address for correspondence with Company)	01
01	04	ITR general information	01
01	05	Capital composition	02
01	06	Characteristics of the Company	02
01	07	Companies excluded from the consolidated statements	02
01	08	Dividends approved and/or paid during and following the quarter	02
01	09	Subscribed capital and changes in current year	03
01	10	Director of market relations	03
02	01	Balance sheet – assets	04
02	02	Balance sheet - liabilities and stockholders' equity	05
03	01	Statement of operations	06
04	01	Notes to the quarterly information	07
05	01	Comments on Company performance in the quarter	24
06	01	Consolidated balance sheet – assets	25
06	02	Consolidated balance sheet - liabilities and stockholders' equity	26
07	01	Consolidated statement of operations	27
08	01	Comments on the consolidated performance in the quarter	28
09	01	Investments in subsidiary and/or affiliated companies	31
17	01	Report on the special review – unqualified opinion	32
		Ultraquímica Participações S,A,	
		Ultragaz Participações S,A,	
		Ultracargo Participações LTDA	
		Ultratecno Participações LTDA	
		Ultradata S/C LTDA	
		Imaven Imóveis e Agropecuária LTDA	

ITEM 3

ULTRAPAR PARTICIPAÇÕES S.A.

PUBLICLY LISTED COMPANY

CNPJ n° 33.256.439/0001- 39

RELEVANT NOTICE

As per CVM Rule 31 of 02/08/1984 and according to CVM Note 16 of 02/14/1980, ULTRAPAR PARTICIPAÇÕES S.A. announces to its shareholders that in a meeting held on October 22, 2001, its Board of Directors approved a share repurchase plan, based on the fact that the current price of the Company's shares do not adequately reflect the Company's earnings prospects. As per Article 7 of the Company's bylaws, CVM Rule 10 of 02/14/1980 and CVM Rule 268 of 11/13/1997,the Company will repurchase its registered preferred shares in open market transactions, without reduction of capital stock, for cancellation or to be held in treasury for eventual sale, according to the terms below:

1. Repurchase limit, as per Articles 3 and 5 of the above-referenced CVM Rule 10/80 and the ownership structure as of 10/22/2001:   Up to 1,494,130,100 (one billion four hundred ninety four million one hundred thirty thousand and one hundred) registered preferred shares, corresponding to 10% of the preferred shares outstanding;

2. Repurchase period: 90 days including the present date;

3. Purchase price: market value;

4. Brokers authorized to act as intermediaries:

a) CLSA-BCN CTVM S/A
 Av. Brigadeiro Faria Lima, 1.461 - 12o andar - São Paulo/SP

b) ITAÚ CORRETORA DE VALORES S.A
Rua Boa Vista 185 - 4o andar - São Paulo/SP

c) MAGLIANO S.A CCVM
Rua Bela Cintra, 986 - 2o andar - São Paulo/SP

São Paulo, October 23, 2001

Fabio Schvartsman
Investor Relations Officer

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.

By: <u>/s/ FABIO SCHVARTSMAN</u>
        Name: Fabio Schvartsman
        Title: Chief Financial Officer
Date: October 23, 2001